WHITEHORSE FINANCE, INC.

1450 BRICKELL AVENUE, 31ST FLOOR

MIAMI, FLORIDA 33131

June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Kenneth Ellington

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-217093 and 814-00967

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WhiteHorse Finance, Inc., a Delaware corporation (the “Registrant”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-217093) (the “Registration Statement”) so that the Registration Statement may be declared effective at 12:00 PM, Eastern Time, on Tuesday, June 13, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (617) 728-7120, and that such effectiveness also be confirmed in writing. Thank you for your cooperation and attention to this matter.

Sincerely,

WhiteHorse Finance, Inc.

By:	/s/ Edward J. Giordano
Name:	Edward J. Giordano
Title:	Interim Chief Financial Officer

cc:	Stuart Aronson, WhiteHorse Finance, Inc.
John Bolduc, WhiteHorse Finance, Inc.
Thomas J. Friedmann, Dechert LLP